Filed Pursuant to Rule 424(b)(3)

Registration No. 333-108610

Prospectus Supplement No. 7

to Prospectus Dated December 9, 2003

of

K2 Inc.

Relating to

$75,000,000 5.00% Convertible Senior Notes due June 15, 2010

and

Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement no. 7 relates to the resale by selling security holders of K2 Inc.’s 5.00% Convertible Senior Notes due 2010 and the shares of K2 common stock issuable upon conversion of the notes.

This prospectus supplement no. 7 has been prepared in order to provide information with respect to an additional holder of the notes that may be a selling security holder under the prospectus, as amended and supplemented. This prospectus supplement no. 7 should be read and delivered in conjunction with the prospectus dated December 9, 2003.

Information about the selling security holder may change over time. The selling security holder identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of its securities since the date on which it provided the information regarding the table below. K2 prepared this table based on the information supplied to K2 by the selling security holder named in the table.

The following table sets forth certain information with respect to the selling security holder, including its name, the aggregate principal amount of notes beneficially owned prior to this offering and being offered by the selling security holder, and the number of shares of K2 common stock beneficially owned prior to this offering and being offered by the selling security holder.

Selling Security Holder	Principal Amount of Notes Beneficially Owned Prior to Offering	Principal Amount of Notes Offered Hereby	Number of Shares of K2 Common Stock Beneficially Owned Prior to Offering(1)	Number of Shares of K2 Common Stock Offered Hereby(1)
Citigroup Global Markets Inc.	$ 4,000,000	$ 4,000,000	304,344	304,344

(1)	Assumes conversion of all of the holder’s notes at a conversion rate of 76.0861 shares of K2 common stock per $1,000 principal amount of notes, rounded down to the nearest whole number of shares. However, this conversion rate is subject to adjustment as described under “Description of Notes-Conversion Rights” beginning on page 19 of the prospectus dated December 9, 2003. As a result, the number of shares of K2 common stock issuable upon conversion of the notes may increase or decrease in the future.

To the best of K2’s knowledge, the selling security holder does not have any positions, offices or other material relationships with K2 or any of K2’s affiliates.

Investing in K2’s Convertible Senior Notes and K2 common stock involves risk. See the discussion entitled “Risk Factors“ beginning on page 5 of the prospectus dated December 9, 2003 to read about factors to consider in connection with purchasing these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated March 2, 2007